

September 16, 2020

Renee M. Gaeta
Chief Financial Officer
Establishment Labs Holdings Inc.
Buildings B15 and 25, Coyol Free Zone
Alajuela, Costa Rica

  Re: Establishment Labs Holdings Inc.
    Form 10-K for the Fiscal Year Ended December 31, 2019
    Filed March 16, 2020
    File No. 001-38593

Dear Ms. Gaeta:

  We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

  After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2019

Item 9A. Controls and Procedures, page 70

1. Please amend your Form 10-K to provide management's report on internal control over financial reporting as of December 31, 2019 as required by Item 308(a) of Regulation S-K. Include the framework management used to evaluate the effectiveness of internal control over financial reporting and a definitive conclusion as to their effectiveness in accordance with Items 308(a)(2) and 308(a)(3) of Regulation S-K.

 In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

 You may contact Gary Newberry at (202) 551-3761 or Lynn Dicker, Senior Accountant, at (202) 551-3616 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences